EXHIBIT (A)(22)









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                         OFFER TO PURCHASE ENDESA SHARES


DUKE ENERGY INTERNATIONAL L.L.C. has stated its intent of purchasing 51% of the shares of Endesa S.A. With this purpose it has offered to purchase in Chile a total of 3,680,947,436 shares at a price of

CH$ 250 PER SHARE.

This price is 19% higher than the price for the shares on March 1, 1999 and is 50% higher than the average price that the share had before the intent of take of control was announced (average price during the month of November 1998).

DUKE ENERGY INTERNATIONAL is a subsidiary company of Duke Energy Corporation, a company with activities in more than 50 countries, in the areas of production, commercialization and transportation of energy. Its stock exchange value is 23,000 millions of dollars, with assets valued at 26,806 millions of dollars. In 1998 it obtained net profits for 1,252 millions of dollars.


BANCHILE STOCK EXCHANGE BROKERS, a subsidiary of Banco de Chile, has been designated by Duke International to manage the commercial and operative aspects of this offer, which includes receiving the sales orders from the Chilean shareholders and carrying out the purchase of the shares through the AUCTION on a stock exchange in Chile.


RECEPTION OF SALES ORDERS

The shareholders who wish to sell their Endesa shares in the aforementioned auction, must have previously signed a sales order.

The reception of sales orders shall end at 12 noon of the fifth stock exchange working day prior to the auction.

To this end, Banchile Stock Exchange Brokers has provided an broad coverage of service at a national level.

The sales order is REVOCABLE up to 18 hours of the second stock exchange working day prior to the auction.



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CONDITIONS TO CARRY OUT THE AUCTION

The offer is made under the condition that an Extraordinary Shareholders Meeting of Endesa, approves the increase in the level of shareholder concentration from 26% to 65%. Once the aforementioned condition actually takes place, Duke International shall publish, within the 10 stock exchange working days following the legalization of the amendment to the by-laws, a notice in the El Mercurio newspaper of Santiago and in the Wall Street Journal of New York, United States of America, respectively, informing of said circumstance and fixing the date of the auction.

Also, the offer shall be subject to [the fact], that on the date of the auction, the sales offers received in Chile enable Duke Energy International to acquire at least 3,680,947,436 shares.


PRORATE SYSTEM

In the event that the total number of shares offered for sale in the auction is higher than the one offered to buy, the purchase shall be made prorate. This system guarantees the fairness of the conditions for all shareholders, independently of the total number of shares they may own.





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